Exhibit 99.1

Merus Labs to Host Conference Call on Year End Results

TORONTO, Dec. 1, 2015 /CNW/ - Merus Labs International Inc. (NASDAQ:MSLI; TSX:MSL) ("Merus" or "the Company") today announced it will release its fiscal year 2015 earnings after market close on Monday, December 7, 2015.  Merus will hold a conference call at 8:30am ET on Tuesday, December 8, 2015 to discuss the results. The conference call can be accessed by dialing (888) 241-0551 and entering conference ID 95313668.  International participants may dial (647) 427-3415.  A replay of the call will be available for those not able to attend live by dialing (855)859-2056.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact our investor relations department at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 17:00e 01-DEC-15